December 4, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel and Rufus Decker

Re:	Revolve Group, Inc. Form 10-K for the Year Ended December 31, 2019 Filed February 26, 2020 File No. 001-38927

Ladies and Gentlemen:

Revolve Group, Inc. (the “Company”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 1, 2020, relating to the Company’s Form 10-K for the year ended December 31, 2019 (File No. 001-38927) originally filed with the Commission on February 26, 2020.

In this letter, the comment from the Staff has been recited in italicized, bold type, and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2019

Financial Statements

Note 10. Segment Information, page 96

1.

In your Form 8-K filed November 12, 2020, you discuss sales results for various product categories. Please revise your segment footnote to disclose your revenues for each group of similar products and services. Alternatively, tell us in detail why it is impracticable to do so. Refer to ASC 280-10-50-40.

In response to the Staff’s comment, the Company advises the Staff that it generally discloses the operating performance of its two reportable segments, REVOLVE and FORWARD, each of which offers clothing, shoes, accessories and beauty products available for sale to customers through their respective websites. Such reportable segments were identified based on how the Company’s chief operating decision makers manage the Company’s business, make operating decisions and evaluate performance. The amounts of net sales and gross profit disclosed for each reportable segment are based on financial information used to produce the Company’s financial statements in accordance with U.S. GAAP and are sourced from the Company’s general ledger system.

The Company’s decision to disclose supplemental information related to various product categories in its Current Report on Form 8-K filed on November 12, 2020 (the “8-K”) was driven by the unique circumstances induced by the COVID-19 pandemic. The Company believed that disclosing such information would be helpful to investors in understanding the unprecedented impact of such a global pandemic on the business. The product level information disclosed was based on internal management reporting systems, which operate separately from the Company’s general ledger system and do not provide information that would be in conformity with U.S. GAAP. Specifically, the internal management reporting systems do not apply other attributes of net revenue, such as shipping revenue, deferred revenue, and returns reserve on a product level basis; such attributes are recorded in the aggregate for each reportable segment. Tracking of revenue at the product level would require implementation of complex enhancements to the general ledger system, which would be impracticable. Furthermore, the Company’s chief operating decision makers manage the business, make operating decisions, allocate resources and evaluate performance based on the Company’s reportable segments and not at the product level. While the supplemental, product-level disclosures in the 8-K were intended to provide an understanding of the transitory impact of the COVID-19 pandemic on the Company’s business, the Company respectfully submits that ongoing disclosure would not materially enhance investors’ understanding of the Company’s business over the longer term, post COVID-19 pandemic.

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Please direct your questions or comments to me at (562) 677-9480.

Very truly yours,
/s/ Jesse Timmermans
Jesse Timmermans Chief Financial Officer (Principal Financial and Accounting Officer)
cc:	Jodi Chapin, Esq., Revolve Group, Inc.

Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeffrey Rawlins, KPMG LLP